UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUALSTAR CORPORATION

(Name of Subject Company)

BKF Capital Group, Inc.,
which is controlled by
Steven N. Bronson
(Name of Filing Persons - Offerors)

SHARES OF COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

74758R109
(CUSIP Number of Class of Securities)

Steven N. Bronson
BKF Capital Group, Inc.,
a Delaware corporation

225 N.E. Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

(561) 362-4199

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$4,950,000	$675.18
*	For purposes of calculating the filing fee only. Assumes the purchase of 3,000,000 shares at a purchase price equal to $1.65 per Share in cash.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration:

Number:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer statement on Schedule TO relates to the Offer commenced by BKF Capital Group, Inc., referred to as the “Purchaser,” on January 30, 2013 to purchase up to 3,000,000 shares of common stock of Qualstar Corporation, referred to as the ”Company,” at a purchase price equal to $1.65 per Share, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 30, 2013 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) respectively. The Offer, withdrawal rights, and proration period will expire at 5:00 P.M., Eastern time, on February 28, 2013 unless the Offer is extended.

The chairman, chief executive officer and controlling shareholder of the Purchaser is Steven N. Bronson, an individual. Mr. Bronson can be deemed, along with the Purchaser, to be a bidder and, as such, this Schedule TO is being filed on behalf of both the Purchasers and Mr. Bronson. The address of the Company’s principal executive offices is 3990-B Heritage Oak Court, Simi Valley, California 93063, and its phone number is (805) 583-7744.

The Purchaser has retained American Stock Transfer & Trust Company, LLC as depositary, and AST Phoenix Advisors, as information agent, in connection with the Offer.

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase, including all schedules thereto, and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 of this statement, except as set forth above or below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated January 30, 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement, published January 30, 2013 in Investor’s Business Daily

(b)-(h) Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

BKF CAPITAL GROUP, INC.

/s/ Steven N. Bronson
By: Steven N. Bronson Its: Chairman and Chief Executive Officer

/s/ Steven N. Bronson
Steven N. Bronson

2

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 30, 2013
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Summary Advertisement, published January 30, 2013 in Investor’s Business Daily

3